UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

 SCHEDULE 13D
 Under the Securities Exchange Act of 1934

aVinci Media Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

053728 101
(CUSIP Number)

Amerivon Investments, LLC
Tod M. Turley
John E. Tyson
4520 E. Thousand Oaks Blvd., Suite 100
Westlake Village, CA 91362
Phone: (702) 939-1370

With a copy to:
A.O. Headman, Jr.
Cohne, Rappaport & Segal, P.C.
257 E. 200 S., Suite 700
Salt Lake City, UT  84111
Phone: (801) 532-2666

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 6, 2008
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐ ..

SCHEDULE 13D
CUSIP No. 053728 101

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Amerivon Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS sc
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 18,532,212 (see Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 18,532,212 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,532,212 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.82 (See Item 5)
14	TYPE OF REPORTING PERSON OO (limited liability company)

SCHEDULE 13D
CUSIP No. 053728 101

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). John E. Tyson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS sc
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Unites States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 58,323
	8	SHARED VOTING POWER 18,532,212 (see Item 5)
	9	SOLE DISPOSITIVE POWER 58,323
	10	SHARED DISPOSITIVE POWER 18,532,212 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,590,536 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.94 (See Item 5)
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D
CUSIP No. 053728 101

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Tod M. Turley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 18,532,212 (see Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 18,532,212 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,532,212 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.82% (See Item 5)
14	TYPE OF REPORTING PERSON IN

Explanatory Note

Item 1.      Security and Issuer.

The name of the issuer is aVinci Media Corporation, a Delaware corporation (the "Issuer"). The address of the Issuer’s offices is 11781 South Lone Peak Parkway, Suite 270, Draper, UT 84020. This Schedule 13D relates to the Issuer’s common stock, par value $0.01 per share (the "Common Stock").

Item 2.      Identity and Background.

(a)-(c), (f).  This statement is being filed by Amerivon Investments, LLC (“Amerivon LLC”), a Nevada limited liability company. Amerivon LLC is a subsidiary of Amerivon Holdings, LLC (“Amerivon Holdings”).  Tod M. Turley is the Chairman and CEO of Amerivon LLC and Amerivon Holdings.  John E. Tyson is the President of Amerivon LLC and the Executive Vice President of Amerivon Holdings.  Mr. Turley and Mr. Tyson may be deemed to have voting control and investment discretion over securities owned by Amerivon LLC. As a result, Mr. Turley and Mr. Tyson may be deemed to be the beneficial owner of any shares deemed to be beneficially owned by Amerivon LLC. The foregoing should not be construed in and of itself as an admission by Amerivon LLC, Mr. Turley or Mr. Tyson as to beneficial ownership of the shares owned by Amerivon LLC.

Amerivon LLC, Mr. Turley and Mr. Tyson will be collectively referred to as the reporting persons ("Reporting Persons") in this Schedule 13D.

The business address for each Reporting Person is 4520 E. Thousand Oaks Blvd., Suite 100, Westlake Village, CA 91362. Mr. Turley and Mr. Tyson are United States citizens.

(d)  During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.      Source and Amount of Funds or Other Consideration.

On June 5, 2008 Sequoia Media Group, LC (“Sequoia”), a Utah limited liability company, was acquired by the Issuer in a merger transaction (the “Merger”).  Prior to the effective time of the Merger, the Issuer’s name was Secure Alliance Holdings Corporation. As a result of the Merger, the Issuer’s name was changed to aVinci Media Corporation. As a result of the Merger, each membership share of Sequoia was converted into shares of common stock of the Issuer and Amerivon LLC was issued 16,929,640 shares of the Issuer’s common stock as a result of such conversion.  Additionally, each option or warrant of Sequoia prior to the Merger was assumed by the Issuer subject to price and share number adjustments as a result of the conversion ratio of the Merger.

Item 4.       Purpose of Transaction.

Amerivon LLC acquired its shares of the Issuer in the Merger described in Item 3.  The Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in subparagraphs (a)-(j) of Item 4 of Schedule 13D. Each of the Reporting Persons may, at any time, review or reconsider its or his position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5.      Interest in Securities of the Issuer.

(a)  As a result of the Merger, Amerivon LLC acquired (i) 16,929,640 shares of the Issuer’s common stock; (ii) a warrant to purchase 949,350 shares of the Issuer’s common stock at $0.53 per share; and (iii) options to purchase 1,959,666 shares of the Issuer’s common stock of which 653,222 shares, are fully vested and exercisable at $0.18 per share.  The unvested options are exercisable at $0.18 per share and $.0.71 per share.  Amerivon LLC beneficially owns 18,532,212 of the 48,728,130 of the 48728,130 shares of the Issuer’s common stock issued and outstanding as reported in Form, 8-K filed June 11, 2008,  or 36.82%.  The 18,532,212 shares includes the (i) 16,929,640 shares owned of records; (ii) 949,350 shares underlying the warrant described above; and (iii) 653,222 shares underlying the vested options described above.

Mr. Turley and Mr. Tyson, as officers and directors of Amerivon LLC, may be deemed to have voting control and investment discretion over securities owned by Amerivon LLC and may also be deemed to beneficially own the shares of common stock beneficially owned by Amerivon LLC.    The foregoing should not be construed in and of itself as an admission by Amerivon LLC, Mr. Turley or Mr. Tyson as to beneficial ownership of the shares owned by Amerivon LLC.  Mr. Tyson owns of record 58,323 shares of the Issuer’s common stock.

(b)  Pursuant to the Ownership Limitation, Amerivon LLC holds power to vote and to dispose of the shares of common stock described in (a) above. Mr. Turley and Mr. Tyson may be deemed to hold shared power to vote and to dispose of the shares of common stock described in (a) above as owned by Amerivon LLC.  Mr. Tyson also holds the power to vote and to dispose of the shares of common stock described in (a) above as owned by Mr. Tyson.

(c)  During the past 60 days Amerivon acquired the 16,929,640 shares of common stock described in (a) above.

(d)  No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of common stock reported in this Statement.

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                None

Item 7.      Material to Be Filed as Exhibits.

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Dated: June 11, 2008

AMERIVON INVESTMENTS, LLC

By:  /s/ John E. Tyson
John E. Tyson

By:  /s/ John E. Tyson
John E. Tyson

By:  /s/ Tod M. Turley
Tod M. Turley